Exhibit 99.1

Procaps Group Reports Fourth Quarter and Fiscal Year 2021 Financial Results

Fiscal Year 2021 Net Revenues Increased 23.6% to $409.7 Million, with Adjusted EBITDA Up 17.8% Year-Over-Year to $99.7 Million

Strong Double Digit 2021 Revenue Growth in All Business Units Driven by Market Share Gains and New Product Launches

Company to Host Business Update Call on Thursday May 5, 2022, at 10 a.m. Eastern Time

MIAMI – April 29, 2022 – Procaps Group S.A. (NASDAQ: PROC) (“Procaps”), a leading integrated LatAm healthcare and pharmaceutical conglomerate, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2021.

“Our performance in 2021 exceeded our initial projections across all our business units as we achieved record financial milestones with sales breaking the $400 million mark, driven by market share gains and new product launches,” said Rubén Minski, CEO of Procaps.

“Looking forward to 2022, we expect to see continued growth from our business units, as well as launching high-quality products across the regions we operate. We are investing to support our product launches and building the right internal capabilities to execute our regional consolidation strategy.”

Full Year 2021 and Operational Highlights

Product Development & Market Expansion

●	New products represented 23.5% of total sales for the year ended December 31, 2021

●	70+ new products

●	160+ products internationalized

●	150+ products in registration stages

Key 2021 and Subsequent Corporate Highlights

●	Ordinary shares and warrants listed on Nasdaq Global Market under “PROC” and “PROCW”, respectively, on September 29, 2021.

●	Announced a new capacity expansion plan in the United States and Colombia for its Funtrition business through a new gummy manufacturing facility in Miramar, Florida, and increased manufacturing capabilities in Colombia. We believe this will allow Procaps to meet rising U.S. and global demand for the Company’s product development and manufacturing services of nutraceutical and specialized gummy products.

●	Acquired an 86,000 sq. ft. pharmaceutical production facility located in West Palm Beach, Florida with an expected production capacity of approximately 1.8 billion capsules per year for its iCDMO (integrated Contract and Manufacturing Organization) business unit.

●	Closed a private placement of an aggregate principal amount of $115 million of senior notes led by Prudential Private Capital at a fixed rate of 4.75% with a final maturity of 10 years and amortization payments starting on the sixth anniversary of the closing of the transaction.

●	Appointed Dr. Camilo Camacho as President of Procaps. Dr. Camacho has over 24 years of experience in the pharmaceutical industry in Latin America, with broad experience in marketing, sales, R&D, operations, and quality control.

●	Appointed Patricio Vargas as Chief Financial Officer. Mr. Vargas has 25 years of public company finance experience with proven capabilities in global financial management, business development, and global capital markets.

●	Appointed Melissa Angelini as Investor Relations Director. Ms. Angelini is a seasoned executive with over 15 years of experience in capital markets and investor relations with healthcare and pharmaceutical companies.

Key Financial Highlights for the Fiscal Year Ended December 31, 2021

●	Net revenues increased by $78.3 million, or 23.6%, to $409.7 million for the fiscal year ended December 31, 2021, compared to $331.5 million for the fiscal year ended December 31, 2020, driven by strong demand across all business units as well as from our continued rollout of new product launches.

●	Gross profit increased by $44.4 million, or 23.2%, to $235.7 million for the year ended December 31, 2021, compared to $191.3 million for the year ended December 31, 2020, mainly due to strong topline growth, with a 57.5% gross margin, consistent with the same period last year.

●	Adjusted EBITDA increased by 17.8% to $99.7 million for the fiscal year ended December 31, 2021, compared to $84.6 million for the fiscal year ended December 31, 2020, with an Adjusted EBITDA margin of 24.3% for the year.

●	Net Loss for the fiscal year ended December 31, 2021 was $100.9 million, compared to a net loss of $10.4 million for the fiscal year ended December 31, 2020, which was driven by a one-time listing expense of $73.9 million.

Management Commentary

Procaps Chief Executive Officer, Rubén Minski, commented:

“2021 was highlighted by our financial and operational momentum and the successful completion of key milestones that we believe position the company for global success in 2022.

“During the year we continued the pace of new product launches and product rollouts to new regions, as well as improvements to our inventory rotations, which combined to deliver 24% revenue growth during the year, including significant increases across all five of our business units. Increased investment in product development and new launches enabled stronger 2021 sales.

“Our reach into North America expanded in 2021, highlighted by our entrance to the U.S. capital markets with the listing of our shares on the Nasdaq. We are now expanding production capacity in the United States, including a recently acquired pharmaceutical production facility located in West Palm Beach, Florida, which is expected to increase our product development capabilities by more than 70% for our iCDMO business unit. Combined with the planned construction of a new gummy manufacturing facility in Miramar, Florida, expected to be fully operational by 2023, we are executing on our commitment to deliver better health and nutrition to the world through Innovative oral delivery systems.

“2021 was a milestone year for Procaps, to continue our growth trajectory and strengthen our global capabilities. We believe our innovative pharmaceutical solutions and new expansion initiatives will increase shareholder value and I look forward to providing additional updates on our successes in the months to come.

“In 2022 we are focused on executing a multi-prong growth strategy that we expect will continue to deliver double-digit growth in our core markets with strong cash generation to the bottom line. We believe our capital position also enables us to focus on strategic roll-ups and consolidation in the region that we anticipate will drive an accelerated competitive position and value creation,” concluded Minski.

Procaps Chief Financial Officer, Patricio Vargas, commented:

“We ended 2021 with record topline performance and Adjusted EBITDA with double-digit growth.

“We are executing on our strategy designed to deliver strong growth and establishing the necessary building blocks behind our growth drivers including: the hiring of strategic human capital, investing in our disruptive brands and capacity expansion, all of which we believe are necessary to achieve our 2022 targets. We are putting in place the plans to turn our top line into sustainable bottom-line results.

“As discussed with our third quarter 2021 financial results, as a result of our business combination, there were a number of one-time charges that affected our bottom line and equity classification. In order to maintain best practices with financial reporting and IFRS parameters, we utilized the extended reporting period in 2021 to reclassify some accounting metrics to set the template for 2022.

“We have reclassified approximately $12M of factoring and reverse factoring arrangements previously classified as part of Trade and other payables into Borrowings, the impact of which is reflected in the financial information included in this press release and which will be reflected in our annual audited financial statements to be included in our annual report on Form 20-F to be filed with the SEC.

“We expect to provide more information on our first quarter 2022 financial results in the coming weeks and look forward to engaging with investors in the U.S. and abroad at investor conferences and non-deal roadshows during the second quarter of 2022,” concluded Vargas.

Fiscal Year 2021 Financial Results

Net revenues for the year ended December 31, 2021, totaled $409.7 million, compared to net revenues of $331.5 million for the year ended December 31, 2020, representing a growth of 23.6% year-over-year. Net revenue by strategic business unit (“SBU”) is shown below:

USD$mm	2021	2020	% Growth

Procaps Colombia	$155.3	$114.9	35.2%
Nextgel	120.8	106.0	14.0%
CASAND	54.0	38.6	39.9%
CAN	50.9	45.6	11.6%
Diabetrics	28.7	22.8	25.9%

Total	$409.7	$331.5	23.6%

The increase in net revenue was attributed to growth across all SBUs.

●	Procaps Colombia

o	The 35.2% growth in net revenue of the Procaps Colombia business during the year ended December 31, 2021 when compared to year ended December 31, 2020 is primarily due to increased demand for existing Rx and OTC products, such as Clenox and anesthetic products as well as the new products launches.

●	Nextgel

o	The 14.0% growth in net revenue for the year ended December 31, 2021 when compared to the year ended December 31, 2020 in this business unit was driven by strong demand from iCDMO products from third parties, and the launch of new products in Brazil and in the Funtrition (gummies) line, with increased demand for the immunity gummies and probiotics product lines, and the broader portfolio with important clients such as Olly, Amway, and Trace among others.

●	Central America South and Andean Region (CASAND)

o	The 39.9% growth in net revenue for the year ended December 31, 2021 when compared to the year ended December 31, 2020, was primarily due to further development of new products, the continued strengthening of existing brands in key growth markets and also the rollout of new products, such as Tapectam, Ezolium, Cuticlin and Vitybelle, in the region.

●	Central America North (CAN)

o	CAN experienced net revenue growth of approximately 11.6% growth for the year ended December 31, 2021 compared to the prior year, primarily as a result of the increase demand for both Rx and OTC products, such as Ezolium, Muvett and Isoface.

●	Diabetrics

o	Increased demand for Diabetrics products resulted in net revenue growth of 25.9% for the year ended December 31, 2021 when compared to the year ended December 31, 2020 primarily due to the increase in the demand for the product portfolio as a result of the expansion of products offering in this segment to a more complete diabetes solution focus.

Gross profit increased by $44.4 million, or 23.2%, to $235.7 million for the year ended December 31, 2021, compared to $191.3 million for the year ended December 31, 2020. This increase was primarily attributable to strong topline growth.

Gross margin remained relatively consistent in the year ended December 31, 2021, compared to the year ended December 31, 2020, at 57.5%.

Net loss for the year ended December 31, 2021 was $100.9 million, negatively impacted by $123.0 million of non-cash items related to the business combination, and the impact of the put options which were terminated in connection with the closing of the business combination.

Adjusted EBITDA1 increased by 17.8% to $99.7 million for the year ended December 31, 2021, compared to $84.6 million for the year ended December 31, 2020. This increase was driven by the strong demand across branded Rx and OTC businesses from both our existing products as well as from our continued rollout of new product launches and increased demand in our iCDMO business.

Total net debt as of December 31, 2021, totaled $181.3 million, of which approximately 98.6% consisted of long-term obligations. Net Debt-to-Fiscal Year 2021 Adjusted EBITDA ratio as of December 31, 2021 was 1.8x.

Cash totaled $72.1 million on December 31, 2021, as compared to $4.2 million on December 31, 2020. The increase in cash during the year is a result of a net cash proceeds related to the closing of the business combination which is expected to fund future growth opportunities.

Key Fourth Quarter 2021 Financial Highlights

●	Net revenues increased by $8.4 million, or 7.1%, to $126.5 million for the three months ended December 31, 2021, compared to $118.1 million for the three months ended December 31, 2020.

●	Gross profit increased by $7.5 million, or 11.1%, to $75.7 million (yielding a gross margin of 58%) for the three months ended December 31, 2021, compared to $68.1 million for the three months ended December 31, 2020.

●	Adjusted EBITDA decreased by 1.6% to $42.1 million for the three months ended December 31, 2021, compared to $42.7 million for the three months ended December 31, 2020, with a 33.2% Adjusted EBITDA margin.

●	Net Loss for the three months ended December 31, 2021 was $46.3 million, compared to net income of $9.4 million for the three months ended December 31, 2020.

1 See under the heading “Use of Non-IFRS Financial Measures” for a discussion of Adjusted EBITDA and a reconciliation of net income, which the Company believes is the most comparable IFRS measure, to Adjusted EBITDA.

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

We define EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the business combination (“Business Combination”) with Union Acquisition Corp. II (“Union”), certain listing expenses incurred in connection with the business combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs, and other nonrecurring nonoperational or unordinary items as the Company may deem appropriate from time to time. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non-IFRS financial measures.

We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio for operational and financial decision-making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to-Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to- Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to- Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS. We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure.

Because non-IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies. It, therefore, may not be possible to compare our use of these non-IFRS financial measures with those used by other companies.

The following table contains a reconciliation of profit for the period to EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin for the periods presented.

Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

for the Year Ended December 31, 2021 and 2020

	For the year ended December 31,
(in millions of U.S. dollars except percentages)	2021	2020	% Change

Loss for the year	(100.9)	(10.5)	-
Financial expenses, net	78.6	54.5	44.3%
Income tax expense	13.7	11.3	21.3%
Depreciation and amortization	15.1	16.5	-8.4%
EBITDA	6.6	71.8	-90.8%
COVID-19 impact adjustments(1)	3.8	5.2	-26.9%
Business transformation initiatives(2)		1.7	-
Foreign currency translation adjustments(3)	4.0	3.9	3.1%
Other finance costs adjustments(4)	0.7	2.0	-65.1%
Transaction expenses(5)	10.7	-	-
Listing expense(6)	73.9	-	-
Adjusted EBITDA	99.7	84.6	17.8%
Adjusted EBITDA Margin	24.3%	25.5%

(1)	COVID-19 impact adjustments primarily include: (i) for the year ended December 31, 2021, $1.7 million ($0.5 million for the year ended December 31, 2020) expenses incurred for safety precautions during the pandemic, such as employees COVID-19 testing, vaccination, office and production infrastructure adaptation to practice social distancing, to maintain a safe work and production environment for the employees, (ii) for the year ended December 31, 2021, $0.6 million ($1.2 million for the year ended December 31, 2020) operating and production expenses incurred in connection with hiring of additional employees and costs paid to third party agencies for such hiring, contractors and production sub-contractors in order to mitigate any decrease in production and operating capabilities of Procaps as a result of employees absenteeism or attrition as a result of the COVID-19 pandemic, (iii) for the year ended December 31, 2021, $1.2 million ($0.9 million for the year ended December 31, 2020) expense incurred for certain logistic arrangements to minimize Procaps employees’ exposure to COVID-19 through arranging transportation from home to work, lodgings, face masks and PPE, (iv) for the year ended December 31, 2020, $1.4 million additional costs incurred to acquire certain raw materials that are essential to production due to the lockdowns of suppliers’ factories and ports of entry worldwide, and additional logistic costs due to delays, (v) for the year ended December 31, 2020, $0.9 million expense of certain one-off financial discounts that Procaps provided to its customers, such as medicine distributors, during the COVID-19 pandemic due to financial and liquidity difficulties and customers’ inability to settle invoices as a result of the effects of the COVID-19 pandemic and governmental restrictions such as lockdowns, and (vi) for the year ended December 31, 2021, $0.4 million ($0.2 million for the year ended December 31, 2020) of other miscellaneous expenses resulted from COVID-19 pandemic.

(2)	Business transformation initiatives consists of costs and expenses in connection with severance payments made to separate our employees for certain business transformation initiatives implemented during the year ended December 31, 2020.

(3)	Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries’ from U.S. dollars into the functional currency of those subsidiaries as of December 31, 2021 and 2020.

(4)	Other finance costs adjustments represent non-operating expenses we incurred, primarily including additional interests incurred due to the withholding tax obligations of certain financial institutions outside of Colombia.

(5)	Transactions expenses primarily include: (i) capital markets advisory fees of $4.5 million incurred in connection with the Business Combination, (ii) incremental audit fees of $2.7 million incurred in connection with the Business Combination, (iii) consulting, accounting and legal expenses of $0.4 million incurred in connection with the Business Combination, (iv) management bonuses of $0.7 million paid in connection with the closing of the Business Combination and the listing of the Company on the Nasdaq, (v) tail policy insurance costs incurred of $1.6 million in connection with the Business Combination, (vi) incremental director & officer policy insurance costs incurred of $0.3 million in connection with the Business Combination, (vii) incurred audit fees of $0.2 million to comply with the Syndicated Loan requirements that will not be necessary in the future, and (viii) consulting and legal fees and expenses related to asset acquisitions and other transaction in the amount of $0.3 million.

(6)	Listing expense of $73.9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share-based payments.

Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

for the Three Months Ended December 31, 2021 and 2020

	For the three months ended December 31,
(in millions of U.S. dollars except percentages)	2021	2020	% Change

Loss (income) for the year	(46.3)	9.4	-
Financial expenses, net	(0.6)	14.7	-
Income tax expense	7.4	10.6	-30.5%
Depreciation and amortization	2.0	16.5	-63.3%
EBITDA	(37.6)	40.1	-
COVID-19 impact adjustments(1)	0.6	1.8	-64.5%
Business transformation initiatives(2)		1.7	-
Foreign currency translation adjustments(3)	1.7	(0.2)	-
Other finance costs adjustments(4)	0.5	0.5	-4.4%
Transaction expenses(5)	2.9	-	-
Listing expense(6)	73.9	-	-
Adjusted EBITDA(7)	42.1	42.7	-1.6%
Adjusted EBITDA Margin	33.2%	36.2%

(1)	COVID-19 impact adjustments

(2)	Business transformation initiatives consist of costs and expenses in connection with severance payments made to separate our employees for certain business transformation initiatives implemented during the three months ended December 31, 2020.

(3)	Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries’ from U.S. dollars into the functional currency of those subsidiaries as of the three months ended December 31, 2021 and 2020.

(4)	Other finance cost adjustments represent non-operating expenses we incurred, primarily including additional interests incurred due to the withholding tax obligations of certain financial institutions outside of Colombia.

(5)	Transactions expenses

(6)	Listing expense of $73.9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share-based payments.

The Company will host a Business Update conference call on early May, after the filing of its annual report on Form 20-F, during which management will discuss the fiscal year end 2021 financial results and provide an update on current and future business initiatives.

In conjunction with Procaps Group’s earnings release, Chief Executive Officer Ruben Minski and Chief Financial Officer Patricio Vargas will host a Business Update conference call on Thursday, May 5, 2022 at 10 a.m. ET during which management will discuss fourth quarter and fiscal year 2021 financial results and provide an update on current and future business initiatives.

This event will also include a question-and-answer period following management’s prepared remarks designed for both sell-side research analysts and institutional investors.

To access the call, please use the following information:

Date:	Thursday, May 5, 2022
Time:	10:00 a.m. ET
Toll Free dial-in number:	1 844 204-8586
Toll/International dial-in number:	1 412 317-6346
Conference ID:	Procaps Group

The conference call will be broadcast live and available for replay at https://webcastlite.mziq.com/cover.html?webcastId=943e36d7-832e-4be0-8322-96abb75ad728 and via the investor relations section of Procaps’ website here.

A telephone replay will be available approximately two hours after the call and will run through May 17, 2022, by dialing 1 877 344-7529 from the U.S., or 1-412-317-0088 from international locations and entering replay pin number: 7283941.

About Procaps Group

Procaps Group, S.A. (“Procaps Group”) (NASDAQ: PROC) is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and more than 4,900 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over the counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated production capacity of the new US facility; expectations regarding the construction of a new gummy manufacturing facility and it being fully operational by 2023; expectations of continued growth, launching of new products and investments; expectations related to rising demand for Procaps Group’s products and services; expectations relating to maintaining Procaps Group’s year over year, double-digit revenue and adjusted EBITDA growth targets; expectations related to the timing and completion of our capacity expansion plans; expectations regarding Procaps Group’s capital expansion and global growth plans; and expectations related to product development capabilities. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps Group are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to recognize the anticipated benefits of the acquisition of the new US facility, the impact of COVID-19 on Procaps Group’s business, costs related to the acquisition and integration of the new US facility, changes in applicable laws or regulations, the possibility that Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the Form F-1 Registration Statement filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Procaps Group’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

+1 754 260-6476

Chris Tyson
Executive Vice President
MZ North America
Direct: 949-491-8235
PROC@mzgroup.us

Procaps Group S.A. and subsidiaries (The Group)

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
	Notes	2021	2020	2019
Revenue	7	$409,742	$331,467	$324,792
Cost of sales		(174,029)	(140,153)	(142,294)
Gross profit		235,713	191,314	182,498

Sales and marketing expenses		(83,057)	(69,629)	(84,810)
Administrative expenses		(82,187)	(58,631)	(60,257)
Finance expenses, net	9	(78,636)	(54,489)	(42,983)
Other expenses, net	10	(78,991)	(7,716)	(4,426)
(Loss)/Income before tax		(87,158)	849	(9,978)

Income tax expense	11	(13,705)	(11,296)	(7,035)
Loss for the year		$(100,863)	$(10,447)	$(17,013)

Loss for the year attributable to:
Owners of the Company		(100,863)	(10,447)	(17,008)
Non-controlling interests		—	—	(5)

Earnings per share:
Basic, loss for the period attributable to ordinary equity holders of the Company	24	(1.03)	(0.11)	(0.18)

Procaps Group S.A. and subsidiaries (The Group)

Consolidated Statement of Financial Position

As of December 31, 2021 and 2020 and as of January 1, 2020

(In thousands of United States Dollars, unless otherwise stated)

		As of December 31		As of January 1
			2020	2020
	Notes	2021	As Restated*	As Restated*
Assets
Non-current assets
Property, plant and equipment, net	14	72,638	70,335	74,915
Right-of-use assets	15	40,167	43,195	38,296
Goodwill	12	6,803	6,863	7,020
Intangible assets	13	30,171	27,583	23,201
Investments in joint ventures	16	2,443	2,460	1,390
Other financial assets		256	761	1,131
Deferred tax assets	20	7,067	21,769	16,215
Other assets		4,531	1,870	3,111
Total non-current assets		$164,076	$174,836	$165,279
Current assets
Cash		72,112	4,229	2,042
Trade and other receivables, net	18	117,449	96,493	96,466
Inventories, net	17	79,430	64,284	65,002
Amounts owed by related parties	29	1,147	2,562	2,144
Current tax assets	11	22,082	16,774	6,697
Other current assets	26.1	5,839	360	98
Total current assets		$298,059	$184,702	$172,449
Total assets		$462,135	$359,538	$337,728

Liabilities and Stockholders’ Equity (Deficit)
Equity (Deficit)
Share capital	23	1,011	2,001	2,001
Share premium	23	377,677	54,412	54,412
Reserves	23	42,749	39,897	28,681
Accumulated deficit		(431,059)	(327,344)	(305,634)
Accumulated other comprehensive loss		(27,778)	(24,421)	(23,753)
Equity (deficit) attributable to owners of the company		$(37,400)	$(255,455)	$(244,293)
Non-controlling interest		(940)	777	346
Total equity (deficit)		$(38,340)	$(254,678)	$(243,947)
Non-Current liabilities
Borrowings	19	178,720	339,738	320,462
Amounts owed to related parties	29	—	12,163	—
Warrant liabilities	25	23,112	—	—
Shares held in escrow		101,859
Deferred tax liabilities	20	6,070	18,890	7,659
Other liabilities		2,750	3,797	5,077
Total non-current liabilities		$312,511	$374,588	$333,198
Current liabilities
Borrowings	19	74,646	114,780	99,975
Trade and other payables, net	21	85,381	94,116	104,608
Amounts owed to related parties	29	8,450	8,459	25,091
Current tax liabilities	11	11,756	9,393	7,542
Provisions	22	501	1,829	2,276
Other liabilities		7,230	11,051	8,985
Total current liabilities		$187,964	$239,628	$248,477
Total liabilities and stockholders’ equity (deficit)		$462,135	$359,538	$337,728

Procaps Group S.A. and subsidiaries (The Group)

Consolidated Statement of Cash Flows

For the years ended December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

		For the year ended December 31
			2020	2019
	Notes	2021	As Restated*	As Restated*
Operating activities
Loss for the year		$(100,863)	$(10,447)	$(17,013)
Adjustments to reconcile net loss with net cash from operating activities:
Depreciation of property, plant and equipment	14	6,072	5,900	6,773
Depreciation of right-of-use assets	15	4,223	4,598	5,133
Amortization of intangibles	13	4,816	5,979	4,560
Income tax expense	11	13,705	11,296	7,035
Finance expenses	9	78,636	54,489	42,983
IFRS 2 Share-based payment expense (listing expense)	10	73,917	—	—
Share of result of joint ventures		305	(806)	(240)
Net (gain)/loss on sale of property, plant and equipment	14	(317)	134	115
Net (gain)/loss on sale or disposal of intangibles	13	—	161	(7,157)
Inventory provision	17	5,391	1,616	514
Reversed provision for bad debt	18	(818)	(1,915)	(430)
Provisions	22	—	761	12
Cash flow from operating activities before changes in working capital		85,067	71,766	42,285

(Increase)/decrease in operating assets and liabilities:
Trade and other receivables		(21,257)	1,889	6,741
Amounts owed by related parties		1,387	(613)	(249)
Inventories		(20,536)	(898)	(1,713)
Current tax assets		(5,308)	(10,077)	(1,047)
Other current assets		(5,441)	(9,635)	(9,826)
Trade and other payables		32,825	11,795	32,642
Amounts owed to related parties		(3,448)	1,354	246
Current tax liabilities		2,103	7,499	(2,147)
Other liabilities		(12,936)	12,014	10,305
Provisions	22	—	(821)	(38)
Other financial assets		505	370	757
Other assets		(2,699)	1,256	(1,354)
Cash generated from operations		50,262	85,899	76,602

Interest paid		(1,697)	(1,839)	(2,216)
Dividends received		300	—	—
Income tax paid		(11,562)	(13,140)	(6,100)

Cash flow provided by operating activities		$37,303	$70,920	$68,286

Investing activities
Acquisition of property, plant and equipment	14	(14,122)	(7,699)	(11,802)
Proceeds from sale of property, plant and equipment		794	632	276
Acquisition of intangibles	13	(10,403)	(10,219)	(7,896)
Proceeds from sale of intangible assets		—	—	7,310
Advances to related parties	29	—	—	(289)
Proceeds from related parties	29	28	195	332

Cash flow used in investing activities		$(23,703)	$(17,091)	$(12,069)

Financing activities
Proceeds from borrowings	19	280,795	106,736	96,392
Payments on borrowings	19	(272,301)	(120,586)	(118,417)
Advances from related parties	29	—	32
Payments to related parties	29	(9,154)	(5,856)	(4,570)
Interest paid on borrowings		(17,428)	(15,102)	(16,284)
Payment of lease liabilities	19	(8,854)	(5,733)	(4,070)
Redeemed shares	23	(45,000)	—	—
Cash obtained in acquisition	23	129,986	—	—

Cash flow generated from (used in) financing activities		$58,044	$(40,509)	$(46,949)

Net increase in cash		71,644	13,320	9,268
Cash at beginning of the year/period		4,229	2,042	2,844
Effect of exchange rate fluctuations		(3,761)	(11,133)	(10,070)
Cash at end of the year/period		$72,112	$4,229	$2,042

Non-cash financing and investing activities [1]		$(145,286)	$40,759	$166,013

Procaps Group S.A. and subsidiaries (The Group)

Consolidated Statement of Changes in Equity

As of December 31, 2021, 2020 and 2019

(In thousands of United States Dollars, unless otherwise stated)

	Attributable to equity holders of the Group
	Issued Capital	Share premium	Reserves [1]	Accumulated deficit	Other Comprehensive Income	Total	Non-controlling interest	Total equity (deficit)
Balance as of January 1, 2019	$2,493	$120,151	$28,322	$(254,617)	$(24,416)	$(128,067)	$397	$(127,670)
Loss for the year	—	—	—	(17,008)	—	(17,008)	(5)	(17,013)
Transfer reserves	$—	$—	$359	$(359)	$—	$—	$—	$—
Other comprehensive income	—	—	—	—	709	709	(46)	663
Non-controlling interest	—	—	—	—	(46)	(46)	—	(46)
Put option issued to Hoche	$(492)	$(65,739)	$—	$(33,385)	$—	$(99,616)	$—	$(99,616)
Other	—	—	—	(265)	—	(265)	—	(265)
Balance as of December 31, 2019	$2,001	$54,412	$28,681	$(305,634)	$(23,753)	$(244,293)	$346	$(243,947)
Loss for the year	—	—	—	(10,447)	—	(10,447)	—	(10,447)
Transfer reserves	—	—	11,216	(11,216)	—	—	—	—
Other comprehensive income	—	—	—	—	(1,099)	(1,099)	431	(668)
Non-controlling interest	—	—	—	—	431	431	—	431
Other	—	—	—	(47)	—	(47)	—	(47)
Balance as of December 31, 2020	$2,001	$54,412	$39,897	$(327,344)	$(24,421)	$(255,455)	$777	$(254,678)
Loss for the year 2	—	—	—	(100,863)	(751)	(101,614)	—	(101,614)
Transfer reserves	—	—	2,852	(2,852)	—	—	—	—
Other comprehensive income	—	—	—	—	(889)	(889)	(1,717)	(2,606)
Non-controlling interest	—	—	—	—	(1,717)	(1,717)	—	(1,717)
Termination of put option agreements	903	297,796	—	—	—	298,699	—	298,699
Subtotal	2,904	352,208	42,749	(431,059)	(27,778)	(60,976)	(940)	(61,916)
Capital restructuring of Crynssen Pharma Group Limited (at exchange ratio of 1:33.4448)	(1,933)	1,933	—	—	—	—	—	—
Subtotal - restructured	971	354,141	42,749	(431,059)	(27,778)	(60,976)	(940)	(61,916)
Acquisition of Union Acquisition Corp. II	202	174,738	—	—	—	174,940	—	174,940
Shares held in escrow	(117)	(106,247)	—	—	—	(106,364)	—	(106,364)
Redemption of redeemable shares	(45)	(44,955)	—	—	—	(45,000)	—	(45,000)
Balance as of December 31, 2021	$1,011	$377,677	$42,749	$(431,059)	$(27,778)	$(37,400)	$(940)	$(38,340)